

July 19, 2013

<u>Via E-mail</u>
Mr. David Wolfson
Chief Financial Officer
Be Active Holdings, Inc.
220 West 30th Street, 2nd Floor
New York, New York 10001

      Re: **Be Active Holdings, Inc.**
               Form 8-K
               Filed January 15, 2013, as amended
               File No. 333-174435

Dear Mr. Wolfson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ A.N. Parker *for*

                    H. Roger Schwall
                    Assistant Director